UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                              SMART BALANCE, INC
                     (F/K/A BOULDER SPECIALTY BRANDS, INC)
                     -------------------------------------
                               (Name of Issuer)


                   Common Stock, $.0001 par value per share
             -----------------------------------------------------
                        (Title of Class of Securities)


                                   10153P108
                        ------------------------------
                                (CUSIP Number)


                                 May 21, 2007
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            [   ]   Rule 13d-1(b)

                            [ X ]   Rule 13d-1(c)

                            [   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.:10153P108                                           Page 2 of 10 Pages
.................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      GLENVIEW CAPITAL MANAGEMENT, LLC

.................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]

.................................................................................

3.    SEC Use Only

.................................................................................

4.    Citizenship or Place of Organization


      Delaware

.................................................................................

Number of      5.     Sole Voting Power                  None
Shares         .................................................................
Beneficially   6.     Shared Voting Power                3,257,024 /1/
Owned by Each  .................................................................
Reporting      7.     Sole Dispositive Power             None
Person With    .................................................................
               8.     Shared Dispositive Power           3,257,024 /1/

.................................................................................

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,257,024 /1/
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]
.................................................................................

11.   Percent of Class Represented by Amount in Row (9)


      9.99% based on 32,602,847 shares outstanding.
.................................................................................

12.   Type of Reporting Person:


      OO

/1/ This amount consists of 1,015,415 shares of the Issuer's Common Stock and 2,241,609 shares of the Issuer's Series A Convertible Preferred Stock ("Preferred Stock").

                                 SCHEDULE 13G

CUSIP No.:10153P108                                           Page 3 of 10 Pages
.................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      GLENVIEW CAPITAL GP, LLC

.................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]

.................................................................................

3.    SEC Use Only

.................................................................................

4.    Citizenship or Place of Organization


      Delaware

.................................................................................

Number of      5.     Sole Voting Power                  None
Shares         .................................................................
Beneficially   6.     Shared Voting Power                3,257,024 /1/
Owned by Each  .................................................................
Reporting      7.     Sole Dispositive Power             None
Person With    .................................................................
               8.     Shared Dispositive Power           3,257,024 /1/

.................................................................................

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,257,024 /1/

.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]

.................................................................................

11.   Percent of Class Represented by Amount in Row (9)


      9.99% based on 32,602,847 shares outstanding.
.................................................................................

12.   Type of Reporting Person:


      OO

/1/ This amount consists of 1,015,415 shares of the Issuer's Common Stock and 2,241,609 shares of the Issuer's Preferred Stock.

                                 SCHEDULE 13G

CUSIP No.:10153P108                                           Page 4 of 10 Pages
.................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      LAWRENCE M. ROBBINS

.................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]

.................................................................................

3.    SEC Use Only

.................................................................................

4.    Citizenship or Place of Organization


      United States of America

.................................................................................

Number of      5.     Sole Voting Power                  None
Shares         .................................................................
Beneficially   6.     Shared Voting Power                3,257,024 /1/
Owned by Each  .................................................................
Reporting      7.     Sole Dispositive Power             None
Person With    .................................................................
               8.     Shared Dispositive Power           3,257,024 /1/

.................................................................................

9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      3,257,024 /1/

.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]
.................................................................................

11.   Percent of Class Represented by Amount in Row (9)


      9.99% based on 32,602,847 shares outstanding.
.................................................................................

12.   Type of Reporting Person:


      IA

/1/ This amount consists of 1,015,415 shares of the Issuer's Common Stock and 2,241,609 shares of the Issuer's Preferred Stock.

                                                            Page 5 of 10 Pages

Item 1(a).        Name of Issuer:

                  Smart Balance, Inc. (F/K/A Boulder Specialty Brand, Inc.) (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  6106 Sunrise Ranch Drive, Longmont, Colorado 80503.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview Capital Management, LLC ("Glenview Capital Management");

                  ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

                  iii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"),
Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                  Glenview Capital  Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

                                                            Page 6 of 10 pages

Item 2(c).        Citizenship:

                  i)  Glenview  Capital   Management  is  a  Delaware  limited
                  liability company;

                  ii) Glenview Capital GP is a Delaware limited liability company; and

                  iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.0001 par value per share (the "Shares")

Item 2(e).        CUSIP Number:

                  10153P108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of May 30, 2007, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 3,257,024 Shares. This amount consists of: (A) 46,480 Shares and 102,604 shares of Preferred Stock convertible into 102,604 Shares held for the account of Glenview Capital Partners; (B) 574,505 Shares and 1,268,281 shares of Preferred Stock convertible into 1,268,281 Shares held for the account of Glenview Capital Master Fund; (C) 242,250 Shares and 534,781 shares of Preferred Stock convertible into 534,781 Shares held for the account of Glenview Institutional Partners; (D) 128,010 Shares and 282,592 shares of Preferred Stock convertible into 282,592 Shares held for the account of GCM Little Arbor Master Fund; (E) 23,560 Shares and 52,003 shares of Preferred Stock convertible into 52,003 Shares held for the account of GCM Little Arbor Institutional Partners; and (F) 610 Shares and 1,348 shares of Preferred Stock convertible into 1,348 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).        Percent of Class:

                  The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 9.99% of the total number of Shares outstanding.

                  The percentages used herein and in the rest of Item 4 are calculated based upon (i) 30,361,238 Shares issued and outstanding on May 21, 2007 as reflected in the Schedule 14A Definitive Proxy Statement of the Issuer filed on April 27, 2007 and (ii) 2,241,609 shares of Preferred Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon conversion within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding Shares assumes that each other shareholder of the Issuer does not exercise or convert herein within 60 days.


Item 4(c).        Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        3,257,024

                                                            Page 7 of 10 pages


(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           3,257,024


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 10 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2007                        GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By:
                                                /s/ Lawrence M. Robbins
                                                -----------------------
                                          Name:     Lawrence M. Robbins
                                          Title:    Chief Executive Officer

Date: May 31, 2007                        GLENVIEW CAPITAL GP, LLC


                                          By:
                                                /s/ Lawrence M. Robbins
                                                -----------------------
                                          Name:     Lawrence M. Robbins
                                          Title:    Chief Executive Officer

Date: May 31, 2007                        LAWRENCE M. ROBBINS


                                          /s/ Lawrence M. Robbins
                                          -----------------------

                                                            Page 9 of 10 pages


                                 EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A        Joint Filing Agreement, dated May 31, 2007 by and among
         Glenview Capital Management, LLC, Glenview Capital GP, LLC
         and Lawrence M. Robbins......................................     10

                                                           Page 10 of 10 pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Smart Balance, Inc. (F/K/A Boulder Specialty Brand, Inc.) dated as of May 31, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: May 31, 2007                           GLENVIEW CAPITAL MANAGEMENT, LLC


                                             By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                             Name:     Lawrence M. Robbins
                                             Title:    Chief Executive Officer

Date: May 31, 2007                           GLENVIEW CAPITAL GP, LLC


                                             By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                             Name:     Lawrence M. Robbins
                                             Title:    Chief Executive Officer

Date: May 31, 2007                           LAWRENCE M. ROBBINS


                                             /s/ Lawrence M. Robbins
                                             -----------------------